UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70732

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** _____ AND ENDING **12/31/24** _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Percent Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

145 East 57th Street

(No. and Street)

New York   **NY**   **10022**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes   **201-401-0975**   shayes@pattentraining.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP

(Name – if individual, state last, first, and middle name)

245 Park Avenue   **New York**   **NY**   **10167**

(Address)   (City)   (State)   (Zip Code)

09/29/03   **127**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Prath Reddy_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Percent Securities, LLC_____, as of 12/31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> Danny Leon Velez
> Notary Public - State of New York
> No. 01VE6231081
> Qualified in Queens County
> Filed in New York, Brooklyn, Nassau and Suffolk County
> My Commission Expires 11/15/20 26

Signature: _____

Title: _____
President & CEO

Notary Public

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PERCENT SECURITIES, LLC

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

December 31, 2024

Percent Securities, LLC
Table of Contents
December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Percent Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Percent Securities, LLC (the "Company") as of December 31, 2024, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 7 to the financial statements, the 2024 financial statements have been restated to correct an error.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

PKF O'Connor Davies, LLP

May 13, 2025

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Percent Securities, LLC
Statement of Financial Condition
December 31, 2024

		As Restated
ASSETS		
Cash and cash equivalents	$	2,553,613
Accounts receivable		287,517
Prepaid expenses		55,199
Total Assets	$	2,896,329
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	142,438
Payable to Platform regarding customer balances		57,925
Payable to parent		28,566
Total Liabilities		228,929
MEMBER'S EQUITY		2,667,400
Total Liabilities and Member's Equity	$	2,896,329

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Percent Securities, LLC (the "Company") was organized on April 12, 2021 as a limited liability company in accordance with the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Cadence Group, Inc. ("Parent," "Member"), a Delaware corporation. The Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") on August 11, 2023 and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company's operations consist primarily of acting as placement agent in private placements of affiliated and unaffiliated issuers on a best-efforts basis in the distribution of debt securities to accredited institutional and individual investors located throughout the United States. These private placements are generally not registered with the SEC and are eligible for the exemption under Rule 506 of Regulation D. Customers of the Company use an internet-based financial technology platform (Cadence Group Platform, LLC, dba Percent Technologies Platform, or the "Platform") owned by the Parent. The Company uses the Platform to introduce its customers to debt offerings. Customers maintain accounts on the Platform and may direct their funds to invest in those offerings.

The Company also provides manager services to clients whereby it acts as bookrunner and initial purchaser under SEC Rule 144A in connection with the private placement of debt securities. In addition, the Company also provides advisory services to assist clients with mergers and acquisitions and acts as a broker to connect buyers and sellers.

The Company is registered to do business in fifty states and the District of Columbia as of October 28, 2024. With all state approvals in place, the Company took custody of customer funds from the Platform on February 4, 2025.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company operates as a single operating segment. The chief operating decision maker (CODM), the president of the Company, evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

Segment reporting of net income is the same as reflected in the accompanying financial statements. The measure of segment assets is reported in the Statement of Financial Condition in Total Assets. There is no difference in the segment reporting and what appears on the face of the financial statements.

The following significant expenses are regularly reviewed by the CODM:

- Professional fees
- Overhead allocation from parent
- Regulatory fees

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances at year end and at various times during the reporting period have exceeded federally insured limits of $250,000. At December 31, 2024 the Company exceeded FDIC limits at its commercial bank, Flagstar Bank, by approximately $2,303,613. The cash balance as of December 31, 2024 includes $57,925 of customer funds.

Accounts Receivable

Accounts receivable include placement fees for transactions that have closed and are generally collected in full within 30 days of billing. Therefore, management has not recorded an allowance for credit losses. Accounts receivable totaled $287,517 at December 31, 2024.

Customer Balances

The Company took custody of customer funds into a Special Reserve Bank Account for the Exclusive Benefit of Customers in its own name on February 4, 2025.

Payable to Platform regarding customer balances includes customer funds credited to the Company's segregated account for the benefit of its customers prior to the Company taking formal custody. Those funds were transferred to the Platform on January 8, 2025.

Revenue Recognition

Significant Judgments

Revenue from contracts includes private placement commissions, manager services and advisory fees related to mergers, acquisitions and capital-raising activities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Percent Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

Private Placement Commissions

The Company participates in the distribution of debt securities in private placement offerings on a best-efforts basis. The Company earns commissions on those offerings based on agreements with the issuers. Commission revenue is recognized on the settlement date of each offering. The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

The Company earned placement fees of $2,688,419 from private placement offerings and $21,752 from transactions with third-party underwriters for the year ended December 31, 2024.

Advisory Fees

The Company contracts with clients to provide advisory services related to investment banking with its primary focus being capital-raising services. Advisory services are invoiced either at the time of the initial closing or a threshold defined in the contract ("Placement fees") or are invoiced in advance (non-refundable "Borrower deposits"). Revenue for Placement fees is recognized when it is invoiced since that is when the performance obligations of the contract have been satisfied. Revenue for Borrower deposits is recognized ratably over the period for which the services are provided. There was no revenue from Borrower deposits during the year ended December 31, 2024. The Company earned $325,000 in advisory fees for the year ended December 31, 2024.

Deferred Income

Income derived from contracts for advisory services is considered deferred when the contract is signed since work on the engagement does not begin until the initial invoice for services has been paid. Income is recognized over the period for which the Company delivers advisory services to the client and meets its performance obligations. At December 31, 2024 the Company did not have any deferred income.

Allowance for Credit Losses

The Company has performed an evaluation of the collectability of its receivables and has not recorded an allowance for credit losses. Of the $287,517 receivable at December 31, 2024 $287,527 was collected in January 2025 and a $10 credit balance remains.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the federal and state corporate tax returns of its Parent; therefore, federal and state income taxes are not payable by or provided for by the Company.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were

autonomous. Transactions between the Company and the Parent may not have been consummated on terms equivalent to arm's length transactions.

The Company and its Parent entered into an Expense Sharing Agreement ("ESA" or "Agreement") effective September 1, 2023. The Agreement is subject to periodic review and will continue unless canceled by either Party. Under the terms of the ESA, the Parent supplies the Company with insurance, indirect legal expenses, office expenses, technology and office space at a current rate of $11,072 per month. Fees under the Agreement totaled $132,867 for the year ended December 31, 2024 of which $28,566 is unpaid as of December 31, 2024.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The total of aggregate debits at December 31, 2024 was $0.

At December 31, 2024, the Company had net capital, as defined, of $2,234,684, which exceeded the required minimum net capital of $250,000 by $2,074,684.

NOTE 5. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through May 13, 2025, the date the financial statements were available for issuance. The Company took custody of customer funds totaling $18,822,035 from the Platform on February 4, 2025 and began operating pursuant to the full provisions of SEC Rule 15c3-3 (the "Customer Protection Rule"). Customer funds are segregated from the Company's operating funds in a Special Reserve Account for the Exclusive Benefit of Customers maintained at the Company's commercial bank. Except for what has already been disclosed elsewhere in this report, there have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

NOTE 7. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

These financial statements, as of and for the year ended December 31, 2024, have been restated to correct an error related to reporting customer funds maintained on the Platform as a receivable and a corresponding payable to the Platform in the same amount as a liability. As the customer agreement and transactions are between the customer and the Platform, the customer funds and

corresponding liability should not have been recorded on the Company's balance sheet. The restatement resulted in the following adjustments to the previously issued financial statements and supplemental information:

Statement of Financial Condition

	As Reported	**Adjustments**	**As Restated**
Accounts receivable from Platform regarding customer balances	$13,302,598	($13,302,598)	$ -
Payable to Platform regarding customer balances	($13,360,573)	$13,302,598	($57,925)

Statement of Cash Flows

	As Reported	**Adjustments**	**As Restated**
Accounts receivable from Platform regarding customer balances	$13,302,598	($13,302,598)	$ -
Payable to Platform regarding customer balances	($13,360,573)	$13,302,598	($57,925)

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

	As Reported	**Adjustments**	**As Restated**
Credit Items - Other	($13,360,573)	$13,302,598	($57,925)
Total credits	($13,360,573)	$13,302,598	($57,925)
Excess of total credits over debits	($13,360,573)	$13,302,598	($57,925)

There is no impact to net income or prior periods.